FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company)
Suite 3100, Three Bentall Centre,
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

September 7, 2005

Item 3:	Press Release

The Press Release was disseminated on September 7, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation ("Bema") announces that it has entered into an agreement for an underwritten “bought deal” financing with a syndicate of Canadian underwriters co-led by GMP Securities Ltd. and Genuity Capital Markets and including BMO Nesbitt Burns, Canaccord Capital Corporation, Haywood Securities Inc., Orion Securities Inc. and UBS Securities Canada Inc. (the "Underwriters"). Bema will issue 41.72 million common shares at CDN$2.85 per common share for gross proceeds of CDN$118.9 million.

Item 5:	Full Description of Material Change

Bema announces that it has entered into an agreement for an underwritten “bought deal” financing with the Underwriters Bema will issue 41.72 million common shares at CDN$2.85 per common share for gross proceeds of CDN$118.9 million. The Underwriters have the option to purchase up to an additional 8.35 million common shares at the same offering price until 24 hours prior to closing. Bema will file a short form prospectus to qualify these shares and closing is expected on or about September 27, 2005. The Underwriters will receive a cash commission equal to 4.5% of the gross proceeds realized from the offering. Proceeds from this offering will be used to further advance the Kupol Property in Russia and for general corporate purposes.

Item 6:	Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 13th day of September, 2005.